Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

xCraft Enterprises, Inc.
418 E Lakeside Ave Suite 08
Coeur d'Alene, ID 83814
https://xcraft.io/

Up to $4,999,996.80 in Class B Non-Voting Common Stock at $9.60
Minimum Target Amount: $9,993.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: xCraft Enterprises, Inc.
Address: 418 E Lakeside Ave Suite 08, Coeur d'Alene, ID 83814
State of Incorporation: DE
Date Incorporated: February 28, 2017

Terms:

Equity

Offering Minimum: $9,993.60 | 1,041 shares of Class B Non-Voting Common Stock
Offering Maximum: $4,999,996.80 | 520,833 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $9.60
Minimum Investment Amount (per investor): $499.20

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses**

Previous Backer Bonus:

For any previous backers or investors in xCraft, when you invest in this live offering you will receive an additional 5% bonus shares.

Time-Based:

First 7 Days:

Receive 15% Bonus Shares

Next 7 Days:

Receive 10% Bonus Shares

Next 3 Days:

Receive 5% Bonus Shares

Amount-Based:

$1,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

$5,000+

· Lifetime VIP discount of 10% on all purchases through xCraft*

· 5% Bonus Class B Shares

· 20% discount on Maverick Drone**

$10,000+

· Lifetime VIP discount of 10% on all purchases through xCraft*

· 10% Bonus Class B Shares

· 50% discount on Maverick Drone**

$25,000+

· Lifetime VIP discount of 10% on all purchases through xCraft*

· 15% Bonus Class B Shares

· 70% discount on Maverick Drone**

· Private zoom call with our chief executive officer and one or more of our high profile supporters

** Products may not be purchased for resale.*

*** All perks occur when the offering is complete. Drones are expected to be shipped within 8 weeks following the close of the campaign on StartEngine.*

<u>The 10% StartEngine Owners' Bonus</u>

xCraft Enterprises, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.60 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $960. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>Insider Investment Notice</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

xCraft Enterprises, Inc. is a US drone company founded in September of 2014. Our mission is to develop powerful flying robots that change the world. We have a passion for technology, a passion for flight, and a passion for doing good in the world.

We believe there is a need for quality, American-made drones at cost-competitive prices. We also believe there is a need for advanced technologies to support the upcoming Urban Air Mobility (UAM) space.

Business Model

We are heavily R&D-focused Our business model is two-fold: We develop new UAV solutions for customers on a contract basis, and we develop, license, and sell our own products.

Business Evolution

We have evolved from a strict product focus to an application focus. We let the market need drive our development. Broadly, we develop autonomous flight solutions for five different verticals:

1. Public Safety/Security

2. Geo-Spatial/Agriculture

3. Energy

4. Government/Military

5. Urban Air Mobility

Sales and Distribution

We generate revenue through two channels – custom development and direct sales. When we develop new technology for a contract customer, we seek to maintain our rights in the designs and other intellectual property so we can produce and sell the end product through other channels. Our primary sales strategy is B2B and B2G(Government) although some B2C still exists.

Products

Existing products:

· Shadow – Tethered UAS

· X2Q – Hybrid VTOL

· Maverick -Small tactical ducted-rotor UAS

· PANADRONE

· Matris SE

· Matrix Mapper RTK

· Nano One

Products in Developments

· KesTRL – Extended Range Hybrid VTOL

Intellectual Property

We hold United States trademarks for "xCraft," "X PlusOne" and "PhoneDrone Ethos," and have pending trademark applications for "Matrix", "Aspire" and "PANADRONE".

We have been issued the following United States patents over various aspects of our technology:

· High-Speed VTOL Multirotor Aircraft (Patent No. US 9,994,313)

· UAV With Detachable Computing Device (Patent No. US 9,738,380)

· UAV With Detachable Computing Device (Patent No. US 10,479,500)

We have a pending patent application for a UAV Vehicle Mounted Drone Port, Drone, and Integrated Communication System (Application No. 62/739,472).

Corporate History

We were formed as an Idaho limited liability company named Xcraft Enterprises, LLC, on September 23, 2014, and converted into a Delaware corporation on February 28, 2017.

Competitors and Industry

There are several companies that build and sell competing UAS products. Most notable among them is Chinese-based, DJI. DJI's products serve mostly the consumer market but also several key verticals in the commercial space including public safety and cinematography. DJI has recently struggled to overcome a broad distrust, especially in the US and (Non-Chinese) government markets over security and privacy issues. We see this as an opportunity to capitalize since our products are developed and manufactured in the USA.

Another, more direct US competitor is Skydio. Skydio builds UAS products with advanced obstacle avoidance and image tracking capability. These vehicles serve a target niche in the consumer and public safety space. Other competitors include France-based Parrot, AeroVironment, and Birds Eye View Robotics.

The global unmanned aerial vehicle (UAV) market was valued at USD 18,857.47 million in 2018 and is expected to reach USD 36,661.34 million in 2026, growing at a CAGR of 8.59% during the forecast period.

Current Stage and Roadmap

xCraft made tremendous leaps in 2021 and is continuing that momentum by bringing on new distributors, launching numerous new drones into the market, securing new partnerships, and even achieving a 198% increase in sale revenue over 2020. We are currently in the process of growing our team, expanding our space, and much more to fulfill these large orders and solidify our identity as America's Drone Company.

Coming up this year, we plan to branch out even further, combining our technology with other groundbreaking companies on land, water, and air! Flying cars are not too far out of our reach, and we are rapidly taking large strides to bring this to fruition.

The company plans to add several new key positions in Sales, Marketing, Customer Service, and Engineering in the coming year. We are also in the process of forming at least one Joint Venture (JV) partnership with a complementary technology company this year. We have been able to lay out a roadmap for our Urban Air Mobility strategy and plan to begin rolling that out in 2022.

The Team

Officers and Directors

Name: JD Claridge

JD Claridge's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
  Dates of Service: February 01, 2017 - Present
  Responsibilities: Managing the company. His salary is $180K per year.

Name: Ben Toews

Ben Toews's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Advising the company. He does not receive a salary for this role.

Other business experience in the past three years:

- **Employer:** Bullet Tools
  Title: CEO
  Dates of Service: July 01, 2002 - September 01, 2019
  Responsibilities: Company vision, direction, oversight.

Other business experience in the past three years:

- **Employer:** Bullet Tools
  Title: Consultant
  Dates of Service: September 01, 2019 - January 01, 2020
  Responsibilities: Serving as a consultant.

Other business experience in the past three years:

- **Employer:** Marshalltown
  Title: Director of International Sales
  Dates of Service: March 01, 2021 - December 01, 2021
  Responsibilities: Responsible for international sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B

Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Non-Voting Common Stock, in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our UAS Products. Delays or cost overruns in the development of our UAS Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the

Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks Related to Our Business
We depend on certain key personnel and must attract and retain additional talent. Our future success depends on the efforts of key personnel and consultants, including, one of our directors and our sole officer, JD Claridge. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The operation of Unmanned Aircraft Systems ("UAS") in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results. Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results. As a manufacturer of consumer UAS, we are subject to various government regulations and may be subject to additional regulations in the future, the violation of which could subject us to sanctions or otherwise harm our business. As a manufacturer of consumer products, we are subject to significant government regulations, including, in the United States, those issued under the Consumer Products Safety Act, as well as those issued under product safety and consumer protection statutes in our international

markets. Failure to comply with any applicable product safety or consumer protection regulations could result in sanctions that could have a negative impact on our business, financial condition and results of operations. Governments and regulatory agencies in the markets where we manufacture and sell products may enact additional regulations relating to product safety and consumer protection in the future, and may also increase the penalties for failure to comply with product safety and consumer protection regulations. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expenses in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could harm our business. Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from selling our drones in the United States. The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "FAA") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "COA") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS. On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones. In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers. We face significant market competition. We compete with larger, more established companies who currently have UAS on the market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Risks of borrowing. We have various loans outstanding, including, two loans from financial institutions which are secured by all of our assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Debt." In addition, we may have to seek additional loans from financial institutions. If we default on any of our secured loans the lenders may be able to take possession of our assets, which could result in the cessation of our operations. In addition, certain of our existing loan agreements include, and future loan agreements may contain, financial and other covenants which, impair our operating flexibility, including, but not limited to, our ability to obtain further debt or pay dividends. Our intellectual property could be unenforceable or ineffective. One of our most valuable assets is our intellectual property. We have been issued three patents over various aspects of our technology and various trademarks. We have one patent pending, and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations. We depend on technology and advanced information systems, which may fail or be subject to disruption. There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures. We may face technological and design challenges. We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of future products, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment. Manufacturing and selling our products internationally may cause problems and present risks. Certain components of our drones are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income. We are subject to changes in foreign currency exchange rates. Some of our products or components of our products may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment. Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly. We store personally identifiable information of consumers which is subject to vast regulation. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products. If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business. We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis. In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all. If our drones fail to perform as expected, we may have to recall them and our ability to develop, market and sell our drones could be harmed. Our drones may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers' expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition. If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales. Risks Related to this offering of our Class B Shares. This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment. We are offering Class B Shares in the amount of up to $7,000,000 (plus $0.27370 per share which each investor shall pay directly to StartEngine Primary as a commission), in this offering, but may sell much less. The Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. Even if we raise the maximum amount we are seeking in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. Terms of subsequent financings may adversely impact your investment. Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Certain investors are entitled to pay a lower price for our shares. We are offering our Class B Shares for $7.82 per share (plus $0.27370 per share which each investor shall pay directly to StartEngine Primary as a commission). Investors who invest $5,000 or more in this offering shall also be entitled to receive certain bonus shares. Assuming all investors qualify for the maximum number of bonus shares, 134,271 additional bonus shares would be issued in this offering, which would cause immediate dilution to your investment. See “Plan of Distribution – Investor Perks.” Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares. There is no public market for our Class B Shares. Until our Class B

Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares. Investors in our Class B Shares have no voting rights. Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares. Our sole officer and a director, owns a majority of our voting shares. As of the date of this Offering Circular, JD Claridge, our sole officer and a director, owns a majority of our Class A Common Stock, which are our only voting securities. Therefore, Mr. Claridge is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders. Management discretion as to use of proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The subscription agreement includes an exclusive venue provision. Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Idaho. This forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors may be compelled to travel to Idaho to prosecute or defend any claims involving us. We are not likely to pay cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Our Class B Shares may be subject to registration under the Exchange Act. Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We currently have over 2,000 holders of our Class B Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JD Claridge	2,333,007	Class A Voting Common Stock	45.8%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Preferred Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 520,833 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 4,146,668 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 413,418 shares to be issued pursuant to stock options issued, and 207,000 shares to be issued pursuant to warrants.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights will be determined by the Board of Directors.

Material Rights

There are no material rights associated with Preferred Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 951,474 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount of shares outstanding includes 7,000 shares to be issued pursuant to an outstanding warrant.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $2,211,535.21
  Number of Securities Sold: 280,820
  Use of proceeds: Operations, Marketing, R&D
  Date: December 28, 2021
  Offering exemption relied upon: Regulation A+

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,065,807.04
  Number of Securities Sold: 299,834
  Use of proceeds: Operations, Marketing, R&D
  Date: March 06, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for 2020 was $75,302, compared to $680,677 in 2019.

The decrease in revenues in 2020 over 2019 is due primarily to losing a primary development client in late 2019. After utilizing most of 2020 for product development, several new products were launched in 2021 and sales began to recover in mid to late 2021 creating a 198% improvement over the previous year.

Cost of Sales

Cost of sales in 2020 was $88,255, an increase of approximately $75k, from costs of $13,458 in 2019. The increase is due to a higher volume of products sold.

Gross Margins

Gross profit in 2020 was -$12,953, compared with $667,219 in 2019. This decrease was mostly caused by the loss of the primary development client but has recovered with an improved sales strategy and several new, higher-margin products being released in 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and expenses of xCraft Enterprises, Inc. Total operating expenses in 2020 decreased by $260k in 2019, from $1,414,509 to $1,153,120. Some of this decrease was due to a reduction of staff and contracting services during the latter part of 2020.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company's products and systems are in place to allow revenue and cash flow to begin to increase.

Cash was primarily generated through equity investments and sales. Our goal is to see similar percentage increases in cash flows will occur in each of the next 2-3 years. From that point, we anticipate a 20-50% growth rate year over year. New products have recently been brought to market with high price points and high margins. We expect our new sales initiatives to drive these increased sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company had approximately $400,000 cash on hand as of January 20, 2022. The company currently has a revolving line of credit with US Bank, for a total amount available of $41,000. This line of credit currently has an outstanding balance of $0. The company also has several credit cards with a total amount available of approximately $130,000. These credit cards currently have an outstanding balance of approximately $1,700.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will allow expansion of the company's operations, reach, and product offerings, but they are not critical to operations. The company has other funds and capital resources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary to the viability of the company but will greatly improve its financial standing. If the maximum funding goal of approximately $5,000,000 is reached, this will equate to approximately $4,200,000 in net proceeds, which is over 1,000% of the company's current cash on hand. This will have a tremendous positive impact on the company's ability to expand US production, boost sales and marketing, and increase R&D activities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, it would be required to operate on the current cash on hand which would allow approximately 12 months of operations. This is based on the current cash on hand, monthly revenues, and average burn rate of $102,700 for 2021.

How long will you be able to operate the company if you raise your maximum funding goal?

Last quarter's average monthly burn rate was $166,500. Burn rate would increase with the hiring of new staff, incresed R&D activites, marketing, and facilities improvments. A net increase in proceeds of approximately $4,200,000 would allow operations for an additional 2-3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have not contemplated any additional future sources of capital at this time.

Indebtedness

- **Creditor:** Innovate Washington
  Amount Owed: $115,643.36
  Interest Rate: 5.0%
  Maturity Date: June 30, 2022

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000.00 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of February 2022, this loan has an outstanding balance of $115,643.36

- **Creditor:** STCU
  Amount Owed: $37,610.91
  Interest Rate: 2.99%
  Maturity Date: July 27, 2027

- **Creditor:** Small Business Administration - Economic Injury Disaster Loan
  Amount Owed: $147,240.31
  Interest Rate: 3.75%
  Maturity Date: September 01, 2048

Related Party Transactions

Valuation

Pre-Money Valuation: $48,874,963.20

Valuation Details:

xCraft Enterprises, Inc. has previously raised three other times on StartEngine. The valuation has steadily increased due to further maturity of the company and improvements in technology and market offerings.

Reg CF 1: $6mm Valuation

Reg CF 2: $18.2mm Valuation

Reg A+: $35mm Valuation

The Company has turned a corner since the last raise, releasing several new products, eliminating most debt, launching a concerted B2B sales strategy, and breaking ground in the design of eVTOL technology. We are even better positioned to take advantage of the huge potential in the Urban Air Mobility Market as well as capitalize on our “bread and butter” drone division. The US drone market has increased with new opportunities due to procurement restrictions put on Chinese companies due to security vulnerabilities. The market share of the largest Chinese competitor, DJI, has dropped from 74% in 2018 to 54% in 2021 (Source: Bloomberg). The market is growing and DJI's drop is opening up more potential. This opens yet another door for "America’s Drone Company" to capture significant market share. For example, even if xCraft is only able to capture 3% of DJI's loss in 2022, there is a $60M potential.

The Company has set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: all outstanding options and warrants are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Facebook ads

If we raise the over allotment amount of $4,999,996.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Facebook and online ads, periodical placements, video and still assets, ad agency fees

- *Research & Development*
  11.0%
  Developing new products and modifications to existing to support new markets

- *Company Employment*
  25.0%
  Personnel and benefit costs

- *Operations*
  17.0%
  Facilities and equipment costs. Up to $150,000 of funds from this raise may go to refunds for the Company's prior Kickstarter & Indiegogo campaigns.

- *Inventory*
  13.0%
  Building inventory of xCraft products including Maverick, Matrix SE, Matrix Mapper, PanaDrone, Shadow, and Nano

- *Working Capital*
  15.5%
  Additional capital for potential expansion, added inventory, and office/shop

equipment to improve operating efficiencies

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://xcraft.io/ (https://xcraft.io/investing/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/xcraft-2022

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR xCraft Enterprises, Inc.

[See attached]

XCRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

BAS PARTNERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheets as of December 31, 2020 and 2019, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 26 , 2021

XCRAFT ENTERPRISES, INC.

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019
Assets		
Current assets		
Cash	$ 10,465	$ 33,392
Accounts receivables	27	47,450
Inventory	30,854	80,888
Other current asset	639	283,048
Total current assets	41,985	444,778
Property and equipment, net	46,841	10,244
Intangible assets, net	79,341	85,187
Related party receivables	67,655	68,432
Other assets	3,051	3,051
Total assets	**$ 238,873**	**$ 611,692**
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payables and accrued expenses	$ 459,777	$ 341,835
Deferred revenue	523,943	536,722
Line of credit	39,669	191,469
Note payable - current	212,032	34,362
Total current liabilities	1,235,421	1,104,388
Note payable - net of current	328,326	228,009
Total liabilities	1,563,747	1,332,397
Commitment and contingencies		
Stockholders' Deficit		
Class A voting stock	353	353
Class B voting stock	131	68
Additional paid in capital	2,743,590	2,283,668
Accumulated deficit	(4,068,948)	(3,004,794)
Total stockholders' deficit	(1,324,874)	(720,705)
Total liabilities and stockholders' deficit	**$ 238,873**	**$ 611,692**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues	$ 75,302	$ 680,677
Cost of sales	88,255	13,458
Gross profit (loss)	(12,953)	667,219
Operating Expenses:		
General and administration	1,097,273	1,153,711
Sales and marketing	29,993	97,583
Research and development	25,854	163,215
Total operating expenses	1,153,120	1,414,509
Operating loss	(1,166,073)	(747,290)
Other (income)expenses:		
Interest expense	30,869	43,134
Other expense	37,680	7,986
Gain on settlement	-	(9,314)
Other income	(170,504)	-
Total Other (income)expenses	(101,955)	60,434
Net loss	**$ (1,064,118)**	**$ (807,724)**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Class A - Common		Class B - Common				
	Shares	Amount	Shares	Amount	Additional Paid - in - Capital	Accumulated Deficit	Total Shares Deficit
Balance at 12/31/2018	3,526,250	$ 353	679,436	$ 68	$ 1,835,930	$ (2,197,070)	$ (360,719)
Common stock issued			265,038	27	477,711		447,738
Common stock issuance costs							-
Net loss						(807,724)	(807,724)
Balance at 12/31/2019	**3,526,250**	**$ 353**	**944,474**	**$ 95**	**$ 2,283,641**	**$ (3,004,794)**	**$ (720,705)**
Common stock issued			358,406	36	516,659		516,659
Common stock issuance cost					(56,710)		(56,710)
Net Loss						(1,064,118)	(1,064,118)
Balance at 12/31/2020	**3,526,250**	**$ 353**	**1,302,880**	**$ 131**	**$ 2,743,590**	**$ (4,068,912)**	**$ (1,324,874)**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

		2020		2019
CASHFLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(1,064,118)	$	(807,724)
Adjustments to reconcile net loss to net cash used in operations:				
Depreciation		12,222		12,222
Amortization		6,390		6,390
Deposit written off		285,800		
Forgiveness of debt		(170,504)		-
Change in operating assets and liabilities				
Accounts receivables		47,423		116,399
Inventory		50,034		-
Accounts payables		284,511		200,235
Deferred revenues		(12,779)		(1,119)
Net cash used in operating activities		(561,021)		(499,246)
CASHFLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		(48,819)		(6,679)
Purchase of intangible assets		-		(14,725)
Related party receivables		777		(639)
Net cash used in investing activities		(48,042)		(22,044)
CASHFLOWS FROM FINANCING ACTIVITIES:				
Proceeds (repayments) -line of credit		(151,800)		50,470
Proceeds from loan		277,987		-
Proceeds from sale of common stock		516,659		447,738
Offering costs		(56,710)		-
Net cash provided by financing activities		586,136		498,208
Change in cash and cash equivalents		(22,927)		2,569
Cash and cash equivalents, beginning of year		33,392		30,823
Cash and cash equivalents, end of year	$	10,465	$	33,392
Supplemental disclosure of cash flow information				
Cash paid for interest	$	30,869	$	43,134

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).

The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2020 and 2019 inventories was $30,854 and $88,888, respectively.

The Company has expended $285,800 for deposits on inventory which are included in other current assets in the accompanying balance sheets for 2019. The amount was written off in 2020.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. At December 31, 2020 and 2019, Intangible assets was $79,341 and $85,187, respectively. Amortization expense related to patent was $6,390 and $6,390, respectively.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2020 and 2019.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i) to apply the new standard only to contracts that are not completed as of January 1, 2019; and

(ii) to reflect the aggregate effect of all contract modifications prior to January 1, 2019 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the years ended December 31, 2020 and 2019, the Company deferred $523,943 and $536,722, respectively of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 was $25,407 and $20,412.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the years ended December 31, 2020 and 2019, respectively.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. As of December 31, 2020 and 2019, there was $0 and $0 in excess of the FDIC limit respectively.

Risks and Uncertainties

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company has adopted the provisions of Accounting Standards Codification ("ASC") 842, "Leases," and its amendments. In adopting the standard, the Company used the additional, optional transition method which allows entities to initially apply the new standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings at the date of adoption. ASC 842 establishes comprehensive accounting and financial reporting requirements for leasing arrangements, supersedes the existing requirements in ASC 840, "Leases", and requires lessees to recognize substantially all lease assets and lease liabilities on the balance sheet. Prior period amounts and disclosures were not adjusted and continue to be reported under ASC 840. In applying the new standard, there was no material impact to the financial statements.

Recent Pronouncements Not Yet Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes." The ASU intends to enhance and simplify aspects of the income tax accounting guidance in ASC 740, "Income Taxes" as part of the FASB's simplification initiative. This guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the impact this guidance may have on our the Financial Statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. quoted prices for similar assets or liabilities in active markets;
II. quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 — FIXED ASSET

	2020	2019
Furniture and fixtures	$ 11,335	$ 11,335
Computers and software	22,492	22,454
Tolls and equipment	34,635	34,524
Vehicles	48,670	-
Marketing displays	6,168	6,168
Total Fixed Asset	123,300	74,481
Accumulated Depreciation	(76,459)	(64,237)
	$ 46,841	**$ 10,244**

Depreciation expense for the years ended December 31, 2020 and 2019 was $12,222 and $12,222.

NOTE 4 — DEBT

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2019. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2019. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of December 31, 2020 and 2019, $14,483 and $22,152 of this note is classified as short and long-term. respectively.

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2019. In June of 2019, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2020 and 2019, the Company has received $150,000 this revolving loan respectively. During the year ended December 31, 2020, the entire revolving loan was forgiven, and the Company recorded a gain on forgiveness of $150,000 in the statements of income.

NOTE 4 - DEBT (CONTINUED)

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2019 and 2018). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2020 and 2019, the balance for this line of credit was $39,669 and $42,290, respectively.

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of December 31, 2020 and 2019, the loan has outstanding balance of $188,526 and $215,219, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan.

NOTE 4 - DEBT (CONTINUED)

Note payable obligations at December 31, 2020 and 2019 was as follows:

	2020	2019
Note payable to third party. Interest rate of 5% per annum. The interest is due December 31, 2020.	$ 25,000	$ 25,000
Loan with Innovate Washington, principal amount of $250,000, The loan has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus interest of % on a quarterly basis.	188,526	215,219
Note payable with shareholder, Interest rate of 5% per annum	5,542	-
Note payable with Tesla.	45,115	-
SBA Disaster Relief loan	149,900	-
SBA PPP loan	111,792	-
Note payable with First Interstate Bank, accrued interest of 6.25% and matures June 30, 2021.	14,483	22,152
Total Note Payable Obligation	**$ 540,358**	**$262,371**

Year ending December 31,	
2021	$ 212,032
2022	9,023
2023	9,023
2024	9,023
2025	9,023
Thereafter	292,234
Note Payable Obligation	**$ 540,358**

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2020 and 2019, the future minimum lease payments relating to rent on this building are $0 and $19,009, respectively. Rent expense was $19,009 and $21,487 for the years ended December 31, 2020 and 2019, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2019 and an additional 100,000 shares on August 1, 2020. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ("'C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rightsand preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Common Stock Issuance and Sale of LLC Units (continued)

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold265,038 and 32,097 of Class B Common Stock for gross proceeds of $447,738 and $294,831 for the years ended December 31, 2020 and 2019 respectively.

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020 and 2019, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2020	December 31, 2019
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2019	465,418	$ 1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2020	465,418	$ 1.70	8.69
Exercisable at December 31, 2020	182,918	$ 1.70	8.54
Exercisable at December 31, 2019	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2020 and 2019 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2020 and 2019, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2020	December 31, 2019
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2020 and 2019, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2019	207,000	$ 1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2020	207,000	$ 1.70	9.00
Exercisable at December 31, 2019	7,000	$ 0.07	9.50

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Earnings Per Share

The following table represents the Company's earnings per share for 2020 and 2019:

		2020		2019
Numerator:				
Net Loss	$	(807,724)	$	(807,724)
Denominator:				
Weighted average basic shares outstanding		4,205,686		4,205,686
Effect of dilutive securities		-		-
Weighted average diluted shares		4,205,686		4,205,686
Basic earnings per share	**$**	**(0.19)**	**$**	**(0.06)**
Diluted earnings per share	**$**	**(0.19)**	**$**	**(0.06)**

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for years ended December 31, 2020 and 2019 (rounded to "000,s):

		2020		2019
Income tax benefit attributable to:				
Net loss	$	(801,350)	$	(801,350)
Valuation allowance		801,350		801,350
Net provision for income tax	$	-	$	-

The major components of the deferred taxes are as follows at December 31, 2020 and 2019 (rounded to '000's):

		2020		2019
Deferred tax asset attributable to:				
Net operating loss carryover	$	1,077,932	$	1,077,932
Valuation allowance		(1,077,932)		(1,077,932)
Net deferred tax asset	$	-	$	-

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2020 and 2019, $67,655 and $67,243 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 62, 2021, the issuance date of the financial statements.

The Company raised approximately $1.07M through StartEngine.

The Company intends to raise funds through StartEngine in 2021.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

xCraft Enterprises, Inc.

We Develop Powerful Flying Robots


XCRAFT
POWERFUL FLYING ROBOTS

Website Coeur d'Alene, ID ELECTRONICS

$0.00 raised
$4,666,269 previously crowdfunded

0 Investors	$48,874,963.20 NAV/share
$9.60 Price per Share	$499.20 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Proudly established in the Pacific Northwest, xCraft, through innovative design and manufacturing has provided US-made solutions for many industries including Public Safety, Surveying, Construction, and Defense. Alongside these industries, xCraft has its eye on the emerging Urban Air Mobility Market, developing technology that will enable fast, efficient, and quiet autonomous flight.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Approved by all 5 celebrity Shark Tank investors with a deal worth $1.5 million!
- xCraft has been featured in multiple major press outlets including VentureBeat, Inc.com, Fortune, Business Insider, MarketWatch, UAS Magazine, Fast Company and TechCrunch.
- The global urban air mobility market is projected to reach USD $86.83 Billion by 2035 (Source).


OVERVIEW
We are planning to change the world with flying robots

Urban Air Mobility (AKA "flying cars") is an exciting space that people have dreamed about for decades. From the beginning, our founder's vision has always been to have xCraft move people and things efficiently and autonomously through the vast open airspace. Our plan is to continue to reshape the future of the drone industry right here in the USA.



xCraft develops technology that powers the future of autonomous flight. With a launch on ABC's Shark Tank, xCraft has become **"America's Drone Company"** creating an arsenal of innovative, patented drone systems that have forever changed the UAV landscape. Now our products are launching into a marketplace full of demand for the solutions we've crafted.


XCRAFT
OUR TRACTION
A Shark Tank favorite with major media attention

xCraft **appeared on Shark Tank** and was approved by all five celebrity investors. Following our debut on the show, we were **featured in multiple major press outlets** including VentureBeat, Inc.com, Fortune, Business Insider, MarketWatch, UAS Magazine, Fast Company, and TechCrunch.


$4.3 MILLION
Raised from previous crowdfunding campaigns

We've raised over $4.3M from previous crowdfunding campaigns and now have more than 5,000 existing shareholders. Recently, we developed a USA-Built multirotor with a 2Kg payload for DoD and tactical operations and delivered drones to the US Air Force Academy for UAS training. We also added an aviation pioneer and founder of Scaled Composites, Burt Rutan, to our Advisory board.

And lastly, when it comes to our sales - **purchase orders have already exceeded $6 Million**.


THE PROBLEM
There is a shortage of
innovation and improvement

Drones expand the reach of the human race, enabling us to quickly deliver life-saving medications, search and rescue more efficiently, safely spot wildfires, and even communicate in areas without cellular reception. But, prior to xCraft, there was **a gap in the market** for high quality UAV that fly extremely fast and far, while communicating with their counterparts.


XCRAFT


THE SOLUTION
Introducing efficient, unique
and patented technology

xCraft's **patented technologies** are taking the drone industry to new heights. Our team provides valuable products to critical markets such as agriculture, defense, public safety, mining and construction. xCraft's unique drones are designed to outperform our competitors. These technologies, among others still in development, will also be used in the Urban Air Mobility (UAM) market.


THE MARKET
A fast growing multi-million dollar market

The global urban air mobility market is projected to reach USD $86.83 Billion by 2035 (Source), while the commercial drone market size is projected to reach USD $35.4 Billion Million by 2026 (Source). Meanwhile, the military drone market is expected to reach USD $21.76 Billion by 2026 (Source).


xCRAFT
OUR INDUSTRY PARTNERS
We are disrupting industries with unique design

As markets reach new heights, xCraft is partnering with companies in various industries to solve real world problems.

Public Safety

xCraft is committed to providing state-of-the-art technology to **improve public safety**. Our current solutions include the PANADRONE, SHADOW, MATRIX SE, and the NANO ONE.

These **drones are becoming an invaluable tool** in firefighting, rescue services, and law enforcement. This incredible aerial imaging technology is being used in more industries every day, but its value as a safety tool is also starting to be widely recognized.

Whether employed in disaster response or as part of a search and rescue mission, the many benefits of using drones are clear. Models like the xCraft Panadrone can quickly scan wide areas, record threats using high-resolution imagery, and give first responders immediate data to work with when allocating personnel and resources.

Combined with other technology such as thermal sensors, drones can also locate missing persons in remote locations in a fraction of the time it would take an on-the-ground search-and-rescue crew.

Surveying & Mapping

The geospatial industry is constantly looking for ways to improve data collection and accuracy. The addition of new UAV technology has become a mainstay factor adding to the speed of data collection and pinpoint accuracy.

xCraft technology harnesses the advancements of data collection sensors and the GNSS (Global Navigation Satellite System) to deliver high-quality mapping and surveying results. Our long-range, fully autonomous UAV platforms are pushing the edge of UAV technology in the Surveying and Mapping industry.

Defense

xCraft strives to support the military with low-cost, rugged, and simple drone operations to successfully support a large spectrum of conflict.

These operations can support:

- (ISR) Intelligence
- Surveillance
- Reconnaissance
- Target or Enemy Identification
- Tracking
- Counter-Explosive Hazards
- Combat Support and Sustainment

In addition, we **secure greater interoperability** among system controlled communications, data products, data links, and payloads/mission-equipped packages on UAV.

xCraft UAV capabilities and new developments in technologies enable missions to be more effective with reduced risk. xCraft designs, implementation, and development of UAVs can significantly augment a mission's outcome. **The reduction of casualties is our main focus**; we have minimized the soldier's workload, vulnerability, and exposure to the enemy.

Mining & Construction

The use of mining drones has **revolutionized the way large mine sites and quarries oversee their operations.** Unlike traditional surveying methods, our drones are able to provide exceedingly quick and accurate data across a large territory. This dynamic, real-time data collection also facilitates communication between workers on the ground and management at other sites.

Our drones are equipped with downward-facing cameras that are able to **capture highly detailed images** of a mining site from a variety of angles. The resulting models and images allow precise calculation of stockpile values and the amount of material that can be moved. Additionally, these images help managers pinpoint safety concerns that might affect workers at any given work site.


OUR INNOVATIONS
Our products stand
out in major markets

While our drones thrive in mining and surveying capacities, they can provide immense value across multiple verticals. In fact, the **Panadrone, is a fully autonomous tethered "drone-in-a-box"** that can fly up to 400 feet and remain airborne for 24+ hours. This system, which features an aerial camera and pop-up mesh network for communication, will be used by one of our customers to survey disaster areas.



In addition to Panadrone, our innovations have the ability to hit major markets in diverse industries.

Here's a look at the rest of our product pipeline:


MATRIX
RTK

The innovative solution for surveying and mapping
Everything you need to begin capturing high-res mapping images is included in the MATRIX RTK Package. We designed the MATRIX RTK to be a **one-stop solution for surveyors and engineers**. We have developed a GPS bay station to be used alongside the MATRIX RTK to achieve autonomous route precision down to centimeters.

We are currently developing an image stitching software that would allow high-res mapping images taken during a flight to be stitched and processed in a fraction of the time it takes currently.


NANO
ONE

Bringing state of the art surveillance to security and defense departments
Providing the modern foot soldier with an **ultra-portable, immediately deployable EO and IR micro UAS** for real-time situational awareness. The xCraft NANO ONE is a rugged, **American-Made platform** with extended 30-minute endurance and best-in-class wind and rain tolerance. Simple and intuitive operation in GPS or GPS denied Environments, Auto Return, and Lost Link failsafe features preserve mission success when it matters most.


SHADOW

xCraft's Shadow V2.0 is a portable, unmanned aerial system capable of 24hr+ tethered flight at altitudes of up to 100ft.
The UAS optionally integrates seamlessly with a secure Rajant Mesh communication network as a relay node and offers real-time streaming HD video, making it a valuable asset for any situation requiring secure pop-up surveillance and/or communication.

Set up is as easy as plugging in the 120/240VAC tether and sending the launch command through the controller. Pre-loaded flight stabilization software keeps the UAS hovering above the launch point at a fixed altitude, adjusting for wind (up to 30 knots or 34 mph) and light rain. When the mission is complete, a simple "land" command transmitted through the controller returns the UAS to the ground, where it can be unplugged, packed, and **ready for transport in minutes**. The system includes an emergency backup power system that will safely return the UAS to the ground in the event of a primary power system failure.


MATRIX
SE

Five Pound Payload. American-Made Workhorse.
The MATRIX SE is powerful and efficient. It comes with a SUI Controller and Android tablet. Depending on what you need, the **Matrix SE has options**. Easily swap payloads to meet your desired outcome. 4K camera with 3.5X zoom, LIDAR, Thermal, IR, EO, and Multispectral payloads are available.


MAVERICK
MAPPER

Maximizing scouting efficiency and accuracy
For quick and thorough surveying and scouting, we recommend the Maverick Mapper. It can **autonomously map a 40-acre area in a quick, 25-minute flight**. The Mapper comes with a Skydroid controller that's compatible with any iOS or Android phone or tablet.


THE FUTURE OF XCRAFT
Leading the industry, one industry after another

At xCraft, we are on a mission to **develop powerful flying robots** that change the world. Our vision is to **better the planet** and bring value to people's lives by **cultivating love, personal fulfillment, and innovation**. We take pride in being leaders in American technological innovation, as we strive to **surpass our customers' expectations**, while delivering undeniable value. **We expect excellence, measure by results, and value character** as a core trait in each of our team members.

xCraft has proven its staying power, after nearly 8 years of disrupting the drone industry. Our innovative, patented drone technology is **outperforming our competitors and solving some of the world's biggest challenges.**

As "America's Drone Company", we see it as our mission to **bring better, more efficient, life-saving solutions** to the drone industry. Over our last Reg A+ campaigns and two Reg CF campaigns, we raised approximately $4.3M which enabled us to develop three new game-changing drone systems. Our company's investors include over 5,000 shareholders. We hope you'll join us, too, as we move into our next phase of innovation and continue to bring life-changing technology to the market.



Disclosure on prior Kickstarter & Indiegogo Campaigns: *In 2015, xCraft ran a successful Kickstarter campaign and later an Indiegogo campaign for the PhoneDrone. The concept was just what the name implies; it was a drone that carried a smartphone - using its camera, processor, GPS, and cellular connectivity to create an intelligent flying robot. xCraft has been issued patents for this technology.*

Although the initial funding went well, the project faced many challenges and delays in delivery, culminating with our manufacturer in China pulling the plug and walking away with almost $300k of our backer's money. This was a huge blow to a small startup and to our community. We decided to do the right thing; cancel the project and pledge to refund backers. Today, we have already provided many refunds, but the work is not done. We are continuing to refund every single backer. Up to $150k of funds from this raise may go to refunds for those previous campaigns.

Meet Our Team



JD Claridge

President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director

JD Claridge is the CEO and Co-Founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD has been with xCraft since 2015.



Charles Manning

Co-Founder

Charles is also the founder and CEO of Kochava, a leading mobile attribution analytics platform company serving tier-one advertisers worldwide.



Ben Toews

Director

Ben previously served as CEO of Bullet Tools and led the sale of Bullet Tools to a major construction tool manufacturer.



Mark Collins

Advisor

Mark Collins is nationally recognized for his 50+ years of service in health care and technology. He served as CEO for three corporations and is highly skilled in coaching business leaders and building teams.



Tim Treto

Advisor

Tim served as CEO of Tedder Industries and now coaches leaders in large and small engineering and manufacturing businesses.



Tom Ryan

Software Engineer

Tom Ryan has spent his career developing enterprise software solutions to the biggest names in technology. Tom leads our Software team and has helped launch xCraft to whole new level in the Software realm of UAV and has been an invaluable mentor to the younger generation of software engineers.



Kenny Stone

Sales Lead

Kenny Stone has recently joined xCraft as our Sales Lead. Him and his family have recently relocated to the beautiful Inland Northwest, and we are so glad to welcome him to the xCraft Family!



Gabriel Joyce

Designer/Drafter

Gabriel started working with xCraft three years ago as a Contractor, we loved him and his work so much we brought him on full time as a direct xCraft Member. He has been a pivotal contributor in both the design and build of many of our recent launches, notably the Drone Nest.



Brenner Drake

Design Intern

Brenner has been designing in SolidWorks and Fusion 360 for over 5 years and recently brought home the $1,000 1st Prize in the STEM Charter Engineering Challenge sponsored by Regan Designs.



Walter Neils

Software Intern

Walter joined xCraft over the summer and has proven himself to be a software genius! He's well versed in embedded systems development, troubleshooting, multiple programming languages, data entry, and the list goes on.



Jordan Higgins

Software Intern

Jordan is working alongside our software team gaining experience in coding, troubleshooting, programming, and much more.



Isaac Hager

UAV Technician Intern

Isaac has been working as an intern with xCraft for approximately a year. His duties include soldering, building drones, wiring, and just about anything else he can get his hands on. He has an interest in software, so in his spare time, he shadows our software team gleaning all he can from their expertise.



Christi McEvers

Executive Assistant

Christi has been with xCraft since 2018. She tends to customer support, bookeeping, HR, administration, and other general office duties.

Offering Summary

Company	xCraft Enterprises, Inc.
Corporate Address	418 E Lakeside Ave Suite 08, Coeur d'Alene, ID 83814
Offering Minimum	$9,993.60
Offering Maximum	$4,999,996.80
Minimum Investment Amount (per investor)	$499.20

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Stock
Minimum Number of Shares Offered	1,041
Maximum Number of Shares Offered	520,833
Price per Share	$9.60
Pre-Money Valuation	$48,874,963.20

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses**

Previous Backer Bonus:

For any previous backers or investors in xCraft, when you invest in this live offering you will receive an additional 5% bonus shares.

Time-Based:

First 7 Days:

Receive 15% Bonus Shares

Next 7 Days:

Receive 10% Bonus Shares

Next 3 Days:

Receive 5% Bonus Shares

Amount-Based:

$1,000+

Lifetime VIP discount of 10% on all purchases through xCraft*

$5,000+

· Lifetime VIP discount of 10% on all purchases through xCraft*

· 5% Bonus Class B Shares

· 20% discount on Maverick Drone**

$10,000+

· Lifetime VIP discount of 10% on all purchases through xCraft*

· 10% Bonus Class B Shares

· 50% discount on Maverick Drone**

$25,000+

· Lifetime VIP discount of 10% on all purchases through xCraft*

· 15% Bonus Class B Shares

· 70% discount on Maverick Drone**

· Private zoom call with our chief executive officer and one or more of our high profile supporters

** Products may not be purchased for resale.*

*** All perks occur when the offering is complete. Drones are expected to be shipped within 8 weeks following the close of the campaign on StartEngine.*

The 10% StartEngine Owners' Bonus

xCraft Enterprises, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.60 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $960. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1 (00:11)

Many people dream of great achievement, but few actually follow

Speaker 1 (00:19)

What determines the outcome? Why do some succeed while others fail?

Speaker 1 (00:27)

Spacex, Apple, Tesla and others have shown us that the impossible can become possible. Outrageous ideas can be realized, and dreams can be achieved.

Speaker 1 (00:40)

None of these companies started with a billion dollars and thousands of brilliant minds. Most started with a conversation among friends that refined a dream. A dream that wouldn't let go. A dream that kept garages humming in the middle of the night. A dream that fueled small teams to achieve the impossible.

Speaker 1 (01:03)

We all desire success, but it often seems so far out of reach. And yet we have examples of those who have come before us. Teams that have overcome seemingly impossible barriers, taken great risks, and then countered breakthroughs that have changed the way we live.

Speaker 1 (01:23)

From its inception, Xcraft has been a company focused on research and development in autonomous aircraft technology. With a robust patent portfolio, strong product depth, and a maturing marketplace, we believe now is the time to turn a corner, to take Xcraft's technology to market, and to pursue my original dream of building flying cars. We know these are big goals, but with the momentum of almost seven years of operation and incredible leadership team now in place, it's go time. We've raised several million dollars through thousands of wonderful investors on this platform before, but this is our largest raise ever. It's also the biggest thing we've ever tried to do.

Speaker 1 (02:02)

That's why we need you to be part of our team. It's we might be a small team, but we might just change the world

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EX1A-2A CHARTER 5 xcrft_ex2z2.htm AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:39 PM 07/27/2018
FILED 02:39 PM 07/27/2018
SR 20185883763 - File Number 6330937

AMENDED AND RESTATED ARTICLES

OF

INCORPORATION OF XCRAFT ENTERPRISES, INC.

File Number: 6330937

xCraft Enterprises, Inc (the "Corporation") was formed in Delaware effective February 28, 2017. The Corporation is hereby filing this Amended and Restated Certificate of Incorporation pursuant sections 242 and 245 of the Delaware General Corporation Law.

This Amended and Restated Articles of Incorporation supersede the existing Certificate of Incorporation.

ARTICLE I

The name of the Corporation is XCraft Enterprises, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The name of its registered agent at that address is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Incorporator of the Corporation is Kevin Nichols. The address of the Incorporator is:

Kevin Nichols
4327 S Pittsburg
Spokane, WA 99203

ARTICLE V

The total number of shares of stock which the Corporation shall have authority to issue is Twelve Million (12,000,000), consisting of Two Million (2,000,000) shares of Preferred Stock, par value $0.0001 per share (the "***Preferred Stock***"), Five Million (5,000,000) shares of Class A Voting Common Stock (the "***Class A Shares***), par value $0.0001 per share, and Five Million (5,000,000) shares of Class B Non-Voting Common Stock (the "***Class B Shares***"), par value $0.0001 per share. Collectively the Class A Shares and Class B Shares shall be referred to as the "***Common Stock***", and

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (a "***Preferred Stock Designation***") to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations, and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The designation of the series, which may be by distinguishing number, letter or

(b) The number of shares of the series, which the Board of Directors may thereafter (except where otherwise provided in a Preferred Stock Designation) increase or decrease (but not below a number of shares thereof then outstanding).

(c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

(d) Dates at which dividends, if any, shall be payable.

(e) The redemption rights and price or prices, if any, for shares of the series.

(f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

(i) Restrictions on the issuance of shares of the same series or of any other series.

(j) The voting rights, if any, of the holders of the series, and except as otherwise stated by applicable law, the Class A Shares shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Shares shall have no voting rights. Without limitation and for avoidance of any doubt, Class B Shares are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Shares and Class B Shares have identical rights and together are entitled to receive the net assets of the Corporation upon dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

ARTICLE VI

To the fullest extent permitted by the General Corporation Law of Delaware, as the same may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is hereafter amended to authorize, with or without the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.

Any repeal or modification of any of the foregoing provisions of this Article VI by amendment of this Article VI or by operation of law, shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE VII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification or advancement of expenses), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of Delaware, subject only to limits created by applicable Delaware law (statutory or nonstatutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

Any repeal or modification of any of the foregoing provisions of this Article VII by amendment of this Article VII or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the Corporation or any such other person existing at the time of, or increase the liability of any such director, officer, employee, agent or other person with respect to any acts or omissions thereof occurring prior to such repeal or modification.

ARTICLE VIII

The Corporation shall have perpetual existence.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation, but the stockholders may adopt additional Bylaws and amend or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE XI

The number of directors that will constitute the whole Board of Directors shall be designated in the Bylaws of the Corporation. Vacancies created by the resignation of one or more members of the Board of Directors and new directorships created in accordance with the Bylaws of the Corporation, may be filled by the vote of a majority, although less than a quorum of the directors then in office or by a sole remaining director. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. Advance notice of new business and stockholder nominations for the election of directors shall be provided in the manner and to the extent provided in the Bylaws of the Corporation. Any action required by the General Corporation Law of Delaware to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided, however, that an action by written consent to elect directors, unless such notion is unanimous, may be in lieu of holding of an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

ARTICLE XIII

The books of the Corporation may be kept (subject to any statutory provision) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors in the Bylaws of the Corporation.

CERTIFICATE

These Amended and Restated Articles of Incorporation require shareholder approval. This amendment was adopted by action taken effective Feb 27, 2018. This amendment was approved by a majority of the shareholders as follows:

Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
3,526,250	3,526,250	2,600,000	0

The undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing Amended and Restated Articles of Incorporation are true and correct to the knowledge of the undersigned.

Executed on this 27th day of Feb, 2018.

XCRAFT ENTERPRISES, INC.

By: ______________________________

JD Claridge, President/CEO